Exhibit 107.1

FILING FEE TABLE

CALCULATION OF FILING FEE:

Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$100,000,000 (1)	0.0001476 (1)	$14,760 (1)

Fees Previously Paid	—		—

Total Transaction Valuation	$100,000,000 (1)

Total Fees Due for Filing			$14,760 (1)

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$14,760 (1)

(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$100,000,000.